SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE
HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________)

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	an announcement dated January 29, 2003 and published in the newspapers in Hong Kong on January 30, 2003 relating to a proposal by the Registrant to increase the registered share capital and total investment in a subsidiary, which constitutes a connected and discloseable transaction under the Listing Rules of the Stock Exchange of Hong Kong Limited (“SEHK”), a proposal by a subsidiary of the Registrant to provide a guarantee, which constitutes a connected transaction under the Listing Rules of the SEHK, an application by the Registrant to the SEHK for a waiver from strict compliance with the relevant requirements under the Listing Rules in respect of on-going connected transactions, and a notice of a special general meeting to be held on February 26, 2003 to approve the above reference matters. Reference is also made to recent trading volume movements in the Registrant’s shares and an update regarding the legal proceedings involving the Registrant in Bermuda.

SIGNATURE
EXHIBIT INDEX
Provision of Guarantee and Renewal of Waiver

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

By: /s/ Xiaoan Wu

Name: Xiaoan Wu Title: Chairman

Date: January 30, 2003

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	an announcement dated January 29, 2003 and published in the newspapers in Hong Kong on January 30, 2003 relating to a proposal by the Registrant to increase the registered share capital and total investment in a subsidiary, which constitutes a connected and discloseable transaction under the Listing Rules of the Stock Exchange of Hong Kong Limited (“SEHK”), a proposal by a subsidiary of the Registrant to provide a guarantee, which constitutes a connected transaction under the Listing Rules of the SEHK, an application by the Registrant to the SEHK for a waiver from strict compliance with the relevant requirements under the Listing Rules in respect of on-going connected transactions, and a notice of a special general meeting to be held on February 26, 2003 to approve the above reference matters. Reference is also made to recent trading volume movements in the Registrant’s shares and an update regarding the legal proceedings involving the Registrant in Bermuda.